VIA EDGAR

December 9, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attention: Benjamin Holt

Re: Oyster Enterprises II Acquisition Corp

Draft Registration Statement on Form S-1

Submitted November 7, 2024

CIK No. 0002042182

Dear Mr. Holt:

Oyster Enterprises II Acquisition Corp (the “Company”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on December 4, 2024, relating to the Draft Registration Statement on Form S-1, filed by the Company with the Commission on November 7, 2024. Disclosure changes made in response to the Staff’s comments have been made in the Amendment to the Draft Registration Statement (the “Draft Registration Statement”), which is being submitted to the Commission contemporaneously with the submission of this letter.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold and have followed each comment with the Company’s response.

Draft Registration Statement on Form S-1 Submitted November 7, 2024

Cover Page

1.	Please reconcile the inconsistency in your statement, "Except for taxes, the proceeds placed in the trust account and the interest earned thereon are not intended to be used to pay for possible excise tax or any other fees or taxes that may be levied on the Company pursuant to any current, pending or future rules or laws, including without limitation any excise tax due under the Inflation Reduction Act of 2022 on any redemptions or stock buybacks by our company."

In response to the Staff’s comment, we have reconciled the inconsistency referenced above.

Sponsor Information, page 6

2.	Please revise the disclosure outside of the table on pages 6-7 to describe the extent to which the cashless exercise of private placement warrants may result in a material dilution of the purchasers' equity interests. See Item 1602(b)(6) of Regulation S-K.

In response to the Staff’s comment, we have revised the indicated disclosure.

3.	Please revise the table on pages 9-10 to disclose the lock-up agreement with the underwriter. See Item 1603(a)(9) of Regulation S-K.

In response to the Staff’s comment, we have revised the indicated disclosure here and elsewhere in the Draft Registration Statement.

Competitive Strengths, page 11

4.	Where you describe your management team's deal experience, please also describe the experience in organizing special purpose acquisition companies, such as Oyster I. See Item 1603(a)(3) of Regulation S-K.

In response to the Staff’s comment, we have revised the indicated disclosure.

Summary of Risk Factors, page 46

5.	Please revise the eighth summary risk factor on page 47 to clarify that the purpose of the structure is to provide anti-dilution protection to the initial shareholders.

In response to the Staff’s comment, we have revised the indicated summary risk factor as well as the risk factor itself.

6.	Please add a summary risk factor highlighting the risks related to the non-managing sponsor investors' expression of interest, as disclosed on pages 85-86.

In response to the Staff’s comment, we have added the indicated summary risk factor.

We may not be able to complete an initial business combination .. . ., page 74

7.	With a view toward disclosure, please tell us whether your sponsor has any members who are a non-U.S. person.

In response to the Staff’s comment, we have revised the indicated disclosure to indicate there are no non-US persons who are sponsor members.

Dilution, page 104

8.	Please amend your prospectus to provide outside of your dilution tables each material potential source of future dilution following your registered offering, including sources not included in the table with respect to the determination of net tangible book value per share, as adjusted. By way of example, we note that up to $1.5 million of loans made by your sponsor, officers and directors, or affiliates to or in connection with your initial business combination may be convertible into units at a price of $10.00 per unit at the option of the lender. Refer to Item 1602(c) of Regulation S-K.

In response to the Staff’s comment, we have revised the indicated disclosure.

***

We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact to our counsel, Stuart Neuhauser at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Mario Zarazua
Mario Zarazua, Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP

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